Beamr Imaging Ltd.

10 HaManofim Street

Herzeliya, 4672561, Israel

October 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Beamr Imaging Ltd. (CIK 0001899005)
Registration Statement No. 333-262904 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Beamr Imaging Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on October 20, 2022 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5400. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

BEAMR IMAGING LTD.

By:	/s/ Sharon Carmel
Sharon Carmel Chief Executive Officer